News Releasee
Communiqué de Pressee
Exhibit 99.5
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Paul FLOREN
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TOTAL S.A.
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UK North Sea: Start-Up of the Forvie North Field
Paris, January 4, 2006 — Total announces that the Forvie North gas and condensates field has just started production, nine months after official approval of the development plans by the British Authorities.
Total owns (100%) and operates the field which is located approximately 440 kilometers north-east of Aberdeen in a water depth of 120 metres. Forvie North has been developed using subsea technologies and is connected to the processing and transport installations of Alwyn North, 33 kilometres away.
The expected production of Forvie North at plateau is around 20,000 barrels of oil equivalent per day.
The Forvie North start-up illustrates the willingness of Total to continue exploring the UK Continental Shelf and rapidly developing resulting economic discoveries.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com